Exhibit 99.87

Cybin Announces Sponsorship of a Kernel Flow Feasibility Study to Measure Ketamine’s Psychedelic Effects on Cerebral Cortex Hemodynamics

TORONTO—(BUSINESS WIRE)—June 1, 2021—Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced the sponsorship of Kernel’s feasibility study of its Kernel Flow technology to measure Ketamine’s psychedelic effect on cerebral cortex hemodynamics.

On January 11, 2021 Cybin announced that it would be partnering with Kernel to leverage Kernel’s proprietary Kernel Flow device for psychedelic-based studies and clinical trials. The Kernel Flow device is the first-of-its-kind that uses quantitative neuroimaging technology that can measure brain activity in real time using a wearable helmet during psychedelic treatments.

Kernel Flow uses pulsed light instead of continuous wave light to increase measured brain information. In contrast with electroencephalography (“EEG”) electrodes that usually require gel on the head or functional magnetic resonance imaging (“fMRI”) studies that require a participant to lie in a scanner, the Flow device is an easily wearable helmet that could in the future be more broadly used for neuroscientific or physiological studies of brain activity during psychedelic use. To date, direct neuroimaging research of psychedelic effects, in vivo, has rarely been attempted, and never with a wearable device.

“We still have much to learn about what is occurring in the brain during a psychedelic experience. This first-of-its-kind, Cybin-sponsored study, using the Kernel Flow device, aims to expand our physiological understanding of psychedelic pharmacotherapy. We are excited to be part of this pioneering journey with our partners at Kernel, ’’ stated Doug Drysdale, Chief Executive Officer of Cybin.

“Psychedelics have shown great promise for mental health and wellness, and Kernel’s collaboration with Cybin has the promise of offering increased scientific rigor for their development,” stated Bryan Johnson, Founder & Chief Executive Officer of Kernel.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as ‘‘may”, “should”, “could”, “intend”, “estimate” ‘‘plan” “anticipate” “expect’ ‘‘believe” or “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company’s new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin‘s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybinlnc.

John@cybin.com